Exhibit 12

CLEARWATER PAPER CORPORATION

Computation of Ratio of Earnings to Fixed Charges

(In thousands)

	Years Ended December 31,
	2011	2010	2009	2008	2007
Earnings before income taxes	$70,920	$76,196	$275,685	$15,337	$39,407

Add: Fixed charges	55,706	27,382	20,248	17,648	17,489
Subtract: Capitalized interest	(3,705)	(480)	—	—	—

Earnings available for fixed charges	$122,921	$103,098	$295,933	$32,985	$56,896

Fixed charges:
Interest expense	$44,809	$22,571	$15,505	$13,147	$13,000
Capitalized interest	3,705	480	—	—	—
Rental expense factor [1]	7,192	4,331	4,743	4,501	4,489

Total fixed charges	$55,706	$27,382	$20,248	$17,648	$17,489

Ratio of earnings to fixed charges	2.2	3.8	14.6	1.9	3.3

[1]	“Rental expense factor” is the portion of rental expense estimated to be representative of the interest factor within rental expense.

The ratio of earnings to fixed charges is computed by dividing income before taxes plus fixed charges by fixed charges. Fixed charges consist of interest expense and the estimated portion of rental expense deemed by us to be representative of the interest factor of rental payments under operating leases.